Exhibit 99.10

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Goldshore Resources Inc. (the "Company")
450 Commerce Place, 400 Burrard Street
Vancouver, British Columbia, V6C 3A6

ITEM 2.	DATE OF MATERIAL CHANGE

June 20, 2025

ITEM 3.	NEWS RELEASE

Issued on June 20, 2025 and distributed through the facilities of Newsfile Corp.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced that it has closed its previously announced “bought deal” private placement offering (the “Offering”) for aggregate gross proceeds of $36,085,000.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that it has closed its previously announced Offering for aggregate gross proceeds of $36,085,000. The Offering was led by Stifel Nicolaus Canada Inc., as lead underwriter and sole bookrunner, together with National Bank Financial Inc., Paradigm Capital Inc. and Canaccord Genuity Corp. (the “Underwriters”).

In connection with the Offering, the Company issued: (i) 28,409,090 charity flow-through shares (the “CFT Shares”) at a price of $0.44 per CFT Share for total gross proceeds of $12,500,000; (ii) 40,322,580 hard dollar common shares (the “HD Shares”) at a price of $0.31 per HD Share for total gross proceeds of $12,500,000; (iii) 26,315,790 flow-through common shares (the “FT Shares”), at a price of $0.38 per FT Share for total gross proceeds of $10,000,000; and (iv) 3,500,000 hard dollar common shares (the “Hold Shares” and together with the FT Shares, HD Shares and CFT Shares, the “Offered Shares”) at a price of $0.31 per Hold Share for total gross proceeds of $1,085,000. The issuance of FT Shares and the CFT Shares will entitle the holders thereof to receive the tax benefits applicable to flow-through shares, in accordance with provisions of the Income Tax Act (Canada) (the “Act”). The CFT Shares were purchased by the initial purchasers, who intend to sell the CFT Shares to end purchasers.

Gross proceeds from the sale of CFT Shares and FT Shares will be used to incur eligible “Canadian exploration expenses” that qualify as flow-through mining expenditures, as defined in the Act (“Qualifying Expenditures") related to the Company's Moss Gold Project in Ontario, on or before December 31, 2026, and to renounce all the Qualifying

Expenditures in favour of the purchasers of the FT Shares and the CFT Shares effective December 31, 2025.

The CFT Shares and the HD Shares were offered to purchasers resident in all provinces and territories of Canada (excluding Quebec) pursuant to the listed issuer financing exemption under Part 5A (the “Listed Issuer Financing Exemption”) of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”). Offered Shares sold pursuant to the Listed Issuer Financing Exemption in Canada are not subject to resale restrictions under applicable Canadian securities laws and policies of the TSX Venture Exchange (“TSXV”). The Offered Shares may be re-offered or re-sold on a private placement basis in offshore jurisdictions as permitted and in the United States pursuant to an exemption from the registration requirements of the United States Securities Act of 1933 (the “U.S. Securities Act”), as amended. The FT Shares and Hold Shares were offered to purchasers resident in all provinces and territories of Canada pursuant to other applicable exemptions from the prospectus requirements of NI 45-106.

The FT Shares and Hold Shares issued under the Offering have a hold period of four months and one day from the date of closing. The securities described herein have not been, and will not be, registered under the U.S. Securities Act, or any state securities laws, and accordingly may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

In connection with the Offering, the Underwriters received a cash commission of $2,038,394.59. Eventus Capital Corp. is an advisor to the Company.

Brian Paes-Braga (the “Acquiror”) purchased 3,500,000 Hold Shares for total consideration paid by Acquiror of $1,085,000, the Acquiror has beneficial ownership, control or direction of 45,580,500 common shares representing 9.80% of the issued and outstanding common shares, and would have beneficial ownership, control or direction of 45,780,500 common shares representing 9.84% of the common shares on a partially diluted basis assuming the conversion of the Acquiror’s restricted share units (“RSUs”) and stock options. The Acquiror has beneficial ownership of 80,000 RSUs and 120,000 stock options. Prior to the Offering, the Acquiror had beneficial ownership, direction or control of 42,080,500 common shares, representing 11.48% of the issued and outstanding common shares. The Company has been advised that the Acquiror acquired these securities for investment purposes and their acquisition will be disclosed in an early warning report to be filed under the Company’s SEDAR+ profile. The Acquiror may in the future acquire or dispose of securities of the Company through the market, privately or otherwise, as circumstances or market conditions warrant. Additionally, as a result of common share issuances by the Company, including the Offering, Lutry Investments Limited has beneficial ownership, control or direction over less than 10% of the Company’s outstanding common shares. Lutry Investments Limited has beneficial ownership, control or direction of 34,674,083 common shares representing 7.46% of the issued and outstanding common shares following the completion of the Offering.

Related parties of the Company purchased an aggregate of 4,422,580 common shares in the Offering. The issuance of such securities to these related parties are each considered to be a related party transaction within the meaning of TSXV Policy 5.9 – Protection of Minority Security Holders in Special Transactions (“Policy 5.9”) and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company has relied on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 (and Policy 5.9) as the fair market value of the securities issued to such parties does not exceed 25% of the Company's market capitalization.

DuMoulin Black LLP acted as counsel for the Company and Wildeboer Dellelce LLP acted as counsel for the Underwriters.

The Offering remains subject to the final approval of the TSXV.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact:           Michael Henrichsen, President, Chief Executive Officer and Director

Telephone:      (604) 404-4335

ITEM 9.	DATE OF REPORT

June 25, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report contains statements that constitute “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements in this material change report include, among others, statements relating to expectations regarding the use of proceeds from the Offering; that the CFT Shares and FT Shares qualify as “flow-through shares” under the Act; that the Company will complete the necessary Qualifying Expenditures within the required timeframe to allow the subscribers of the CFT Shares and FT Shares to receive the anticipated tax benefits; the expectation that the Company will receive final approval from the TSXV for the Offering; and other statements that are not historical facts.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: that the Company will not use the proceeds from the Offering as anticipated; that the CFT Shares and FT Shares will not qualify as “flow-through shares” under the Act; that the Company will not complete the necessary Qualifying Expenditures within the required timeframe to allow the subscribers of the CFT Shares and FT Shares to receive the anticipated tax benefits; that the Company will not receive final approval from the TSXV for the Offering; and those risk factors discussed in the Company’s continuous disclosure documents filed under the Company’s SEDAR+ profile at www.sedarplus.ca.

The forward-looking information in this material change report is based on management’s reasonable expectations and assumptions as of the date of this material change report. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: that the Company will use the proceeds from the Offering as currently contemplated; that the Company will complete the necessary Qualifying Expenditures within the required timeframe to allow the subscribers of the CFT Shares and FT Shares to receive the anticipated tax benefits; that the CFT Shares and FT Shares will qualify as “flow-through shares” under the Act; and that the TSXV will grant final approval for the Offering.

The forward-looking information contained in this material change report represents the expectations of the Company as of the date of this material change report and, accordingly, is subject to change after such date. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.